FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2002


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                 -------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F X   Form 40-F
                                      ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes    No X
                                   ---   ---

[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 1 of 12
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                    CBD announced second quarter 2002 results

Sao Paulo, Brazil, August 1st, 2002 - Companhia Brasileira de Distribuicao (CBD)
- (BOVESPA: PCAR4; NYSE: CBD), today announced 2nd quarter 2002 results. The Company's operating and financial results, unless otherwise indicated, are presented based on consolidated figures and in Reais, in accordance with the Corporate Law method.



V Total net sales grew 10.2% in the 2nd quarter and 9.6% in the 1st half of 2002;

V Gross margin of 28.5% in the quarter reflects gains in purching, category management and supply chain;

V EBITDA grows 18.2% in the quarter and 16.4% in the first half, with margins of 8.2%;

V Net Income presented a 22.8% growth, reaching R$ 50.6 million (R$ 0.45 per thousand shares) in the 2nd quarter;

V    Inventory turnover of 38.8 days compared to 43.1 days in the 2Q01;

V Recent Events: reintegration of the Comprebem chain and acquisition of the Se Supermercados chain add 72 new stores to CBD and annual gross revenues of around R$ 1,1 billion.

                                [OBJECT OMITTED]

Companhia Brasileira de Distribuicao (CBD) operates 505 stores, including the acquisitions of the end of the 1st half of 2002, in 11 Brazilian states through four different formats: supermarkets (Pao de Acucar and Barateiro divisions), hypermarkets (Extra), and electronic products/home appliances stores (Eletro).

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 2 of 12
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Comments on Sales Performance

Gross Sales reached           In the 2nd quarter of 2002, Companhia Brasileira
R$ 2.5 billion in             de Distribuicao registered gross sales of R$
The 2nd quarter               2,490.0 million and net sales of R$ 2,107.5
                              million, representing a growth of 9.8% and 10.2%, respectively, compared to the same period in the previous year.

                              In the first half of 2002, the Company's gross sales reached R$ 5,025.7 million, and net sales totaled R$ 4,257.2 million, ensuring a positive evolution of 9.2% and 9.6%, respectively. The number of tickets grew 6.2% in the first half, reaching 184 millions of transactions.

                              If we considered the sales of the 60 stores acquired from the Se Supermercados chain and of the 12 reintegrated stores from the Comprebem chain (whose sales will begin to be recorded by CBD only in the 3rd quarter), total sales growth in the first half would have been 20.4%, ensuring market share gains, and consolidating CBD's leadership in the Brazilian retail market.

                              CBD's same store net sales increased by 0.6% in the 2nd quarter, registering a 0.9% growth in the first half of 2002, despite the turbulent political and economic scenario and the consequent decrease in the consumers' confidence level.

                              In the first half, same store sales of food products presented a 2.2% growth, whereas the non-food products registered a 3.9% decrease.

                              The first half of 2002 was also characterized by the recovery in the hypermarket sales and by the excellent performance of the Barateiro Division, confirming the success of the changes that were implemented in this format in 2001.

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 3 of 12
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Net Sales Performance per Division - Consolidated*
Variation 2002/2001 (%)

                                [OBJECT OMITTED]

                  Jan/  Feb/  Mar/  Apr/  May/  Jun/  Jul/  Aug/  Sept/  Oct/  Nov/  Dec/  Jan/  Feb/  Mar/  Apr/  May/  Jun/
                   01    01    01    01    01    01    01    01    01     01    01    01    02    02    02    02    02    02
------------------------------------------------------------------------------------------------------------------------------
Same stores       1.1%  3.1%  0.7%  1.9%  -0.1% -2.5% -9.9% -5.8% -4.9%  -6.6% -3.5% -2.8% -1.4% -2.8% 7.1%  -7.8% 7.2%  3.3*%
------------------------------------------------------------------------------------------------------------------------------
Total stores     19.1% 22.9% 20.2% 14.4%   6.6%  4.0% -6.7% -4.8% -3.0%  -3.6%  2.8%  4.1%  5.9%  4.8% 15.7%  1.5% 17.3% 12.8%
------------------------------------------------------------------------------------------------------------------------------


* Same store sales figures include only the stores which have been operating for at least 12 months.

Note: If deflated by IPCA, all store sales registered a performance of 3.2%
      (10.2% in nominal terms) and same store sales registered a performance of -6.7% (0.6% in nominal terms) in the 2nd quarter of 2002.

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 4 of 12
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Comments on the Results

Gross Margin of               In the 2nd quarter of 2002, CBD registered a gross
28.5% in the 2nd              income of R$ 600.2 million, which represented a
quarter and                   15.1% growth compared to the same period in 2001,
28.2% in the                  representing a gross margin of 28.5% (27.3% in the
first half                    2nd quarter of 2001). In the first half of 2002,
                              the gross income presented a 12.4% growth with a 28.2% margin (27.5% in the first half of 2001).
                              CBD's improvement in the gross margin is a result of the progress achieved in negotiations with suppliers, in category management and in the supply chain management. It is important to highlight the reduction in the shrinkage index to 1.3% in the first half, compared to 1.6% in the same period in 2001.

                              The operating expenses as a percentage of the net sales of the 2nd quarter are not comparable to the percentage verified in the same period in 2001, due to the positioning of Easter in different quarters in the two years (in the 1st quarter in 2002 and in the 2nd quarter in 2001). However, when we observe the result of the first half, therefore excluding the Easter effect, we can verify that the Company reached a level that is similar to that of the 1st half of 2001 (20.0% and 19.7%, respectively).

EBITDA Margin                 The EBITDA margin of the 2nd quarter reached
grows 16.4%                   R$ 172.2 million, increasing by 18.2%, which is
                              more than the 10.2% growth registered by the sales in the period. In the first half, the Ebitda reached R$ 349.2 million, registering a 16.4% growth. CBD registered an Ebitda margin of 8.2% in the 2nd quarter and also in the 1st half, compared to, respectively, 7.6% and 7.7% in the same periods in 2001.

Negative Financial            The financial expenses were negatively affected by
Result of                     the increase in the cost of short-term borrowings,
R$ 17.7 million in            as well as by the negative effect of the currency
the 1H02                      devaluation on the BNDES financing, based on a
                              basket of currencies, which corresponded to R$
                              71.2 million at the end of the 1st quarter of 2002. The currency variation expenses, corresponding to R$ 9.0 million in the first half, refers to the amortization of part of the currency loss deferred in the first quarter of 1999. The growth of the financial income is explained by the increase in the Company's cash position due to higher credit revenues in the period.

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 5 of 12
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Net Income of                 Net income totaled R$ 50.6 million (R$ 0.45 per
R$106.4 million in            thousand shares) in the 2nd quarter, a 22.8%
the first half                growth compared to the same period in 2001. In the
                              first half of 2002, CBD registered a net income of R$ 106.4 million (R$ 0.94 per thousand shares), compared to R$ 93.2 million (R$ 0.83 per thousand shares) in the 1st half of 2001.

Working capital               The Company continues to obtain improvements in
                              its working capital management, as a result of the maturation of the investments made in logistics and in the supply chain during the last years. The inventory turnover of the 2nd quarter, disregarding the inventory that came from Se
                              Supermercados chain, was of 38.8 days, compared to
                              43.1 days in the same period of 2001.

Investments                   In the 2nd quarter of 2002, the investments made
totaled R$ 221.9              by CBD totaled R$ 221.9 million, compared to R$
million in the                95.4 million in the same period in 2001. In the
quarter                       first half of 2002, the investments reached R$
                              308.8 million (R$ 230.3 million in the 1st half of 2001). The highlights of the quarter were:
                              (i)   the opening of 2 new Pao de Acucar stores
                                    (one in Curitiba, state of Parana and the other in Brasilia - Distrito Federal) and 1 Extra hypermarket (Maua - Sao Paulo);
                              (ii)  the conclusion of the conversion of the
                                    stores acquired from the ABC chain in Rio de
                                    Janeiro into the Barateiro format, and the remodeling of 3 Barateiro stores, 8 Pao de Acucar stores and 2 Extra stores;
                              (iii) the construction of 4 new hypermarkets (2 of
                                    them will be inaugurated in August);
                              (iv)  the construction of 5 new supermarket stores
                                    of the Barateiro Division in Sao Paulo and 2
                                    Pao de Acucar stores;
                              (v)   the acquisition of 4 lands.

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 6 of 12
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Recent Events

1)   Comprebem

CBD informed the market on June 25th, 2002, about the reintegration of 12 stores in Recife, state of Pernambuco, which were formerly operated by the Comprebem chain. The chain registered gross revenues of R$ 122.2 million in 2001 in a sales area of 11,840 m2.
Due to the end of the franchise contract and considering the Company's recent expansion in the northeast region of Brazil, those stores returned to CBD's portfolio on July 1st, 2002 and they will be converted into the Pao de Acucar and Barateiro formats in due time.

2)   Se Supermercados

CBD announced in a release dated July 1st, 2002, the acquisition of the Se Supermercados chain. The Se Supermercados chain operated 60 stores in 20 cities in the state of Sao Paulo, including the capital, and its gross revenues reached R$ 1.044 billion in 2001, according to ABRAS (Brazilian Supermarkets Association).
The price paid by CBD for the acquisition of the Se Supermercados chain was R$
375.0 million, including the assumption of a R$ 124.4 million debt. As determined in the purchased agreement, this amount should be incresead by the working capital which will be acrued based on the financial statements at June 30, 2002 and will affect the final amount of goodwill, estimated in R$ 170.0 million. It is important to highlight that the price mentioned includes 12 significant real estate properties belonging to Se Supermercados, which market value is estimated at R$ 70.0 million, which represents an innovation regarding the acquisitions previously made by CBD. Additionally, tax savings can be generated from the acquisition, which justify and support this transaction, and further synergies will be generated from the future conversion of the acquired stores into the Pao de Acucar, Barateiro and Extra banners.
The acquisition of the Se Supermercados chain will allow the consolidation of CBD in the leading position of the retail market and the reinforcement of its strong presence in the State of Sao Paulo.

Investment Plan for the 2nd half of 2002

The Investment Plan for the year 2002 was revised due to the recent reintegration of 12 stores from the Comprebem chain and the acquisition of 60 stores from the Se Supermercados chain.

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 7 of 12
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In addition to the R$ 308.8 million invested during the 1st half, CBD will invest approximately R$ 70.0 million in the 2nd half of 2002, totaling R$380.0 million in the year, without considering the acquisition of the Se Supermercados chain in the period and the conversion of its stores into CBD's formats.


Stores by Division

                   --------------------------------------------------------  --------------------------------
                     Pao de                                                   Sales area       No. of
                     Acucar     Extra     Eletro    Barateiro      CBD           (m2)        Employees
---------------------------------------------------------------------------  --------------------------------
03/31/01              185         53        64         111         413          811,696         49,350
Open                   1          -          -          3            4
Close                 (2)         -          -                     (2)
Converted              -          -          -          -           -
06/30/01              184         53        64         114         415          808,161         48,035
Open                   1          1          1          2            5
Close                 (2)         -         (3)        (2)         (7)
Converted             (2)        (1)         -          2          (1)
09/30/01              181         53        62         116         412          813,246         46,642
Open                   2          2          -          26          30
Close                  -          -          -          -           -
Converted            (8)+1        -          -          8           1
12/31/01              176         55        62         150         443          866,280         52,060
Open                   -          -          -          1           1
Close                  -          -         (4)        (2)         (6)
Converted              -          -          -          -           -
03/31/02              176         55        58         149         438          858,515         51,128
Open                   2          1          -          -           3
Close                 (2)        (1)         -         (5)         (8)
Converted              -          -          -          -           -
---------------------------------------------------------------------------  --------------------------------
06/30/02*             176         55        58         144         433          859,939         51,794
-------------------------------------------------------------------------------------------------------------

* Does not include neither the 12 reintegrated stores from the Comprebem chain nor the 60 stores acquired from the Se Supermercados chain.

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 8 of 12
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CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

----------------------------------------------------------------------------------------------------------------------------
                                                            2nd Quarter                              1st Half
                                          ----------------------------------------- ----------------------------------------
              R$ thousand                      2002           2001           %          2002            2001          %
----------------------------------------- --------------- -------------- ---------- -------------- --------------- ---------
Net Sales Revenue                              2,107,516      1,912,394      10.2%      4,257,200       3,885,456      9.6%

Cost of Sales                                (1,507,318)    (1,390,925)       8.4%    (3,057,446)     (2,818,461)      8.5%

Gross Profit                                     600,198        521,469      15.1%      1,199,754       1,066,995     12.4%

Operating Income (Expenses)
     Selling Expenses                          (344,914)      (299,314)      15.2%      (686,935)       (615,507)     11.6%
     General and Administrative                 (83,053)       (76,456)       8.6%      (163,612)       (151,354)      8.1%

Total Operating Expenses                       (427,967)      (375,770)      13.9%      (850,547)       (766,861)     10.9%

Earnings before interest, taxes,
depreciation and amortization -EBITDA            172,231        145,699      18.2%        349,207         300,134     16.4%

Depreciation                                    (65,861)       (52,075)      26.5%      (125,673)       (105,062)     19.6%
Amortization                                    (29,387)       (25,779)      14.0%       (56,630)        (43,135)     31.3%

Earnings before interest and taxes -
EBIT                                              76,983         67,845      13.5%        166,904         151,937      9.9%

Taxes and Charges                               (13,793)        (1,929)          -       (26,658)        (23,777)     12.1%

Financial Income                                 143,445        102,469      40.0%        249,276         204,297     22.0%
Financial Expense                              (144,121)      (117,617)      22.5%      (258,047)       (212,582)     21.4%
Currency Variation                               (4,477)        (4,477)       0.0%        (8,954)         (8,954)      0.0%
      Net Financial Income (Loss)                (5,153)       (19,625)     -73.7%       (17,725)        (17,239)      2.8%
      ---------------------------

Equity Income                                      1,372              -          -            273               -         -
Operational Results                               59,409         46,291      28.3%        122,794         110,921     10.7%

Non-Operating Results                              1,046            144          -          1,555           1,290     20.5%

Income (Loss) Before Income Tax                   60,455         46,435      30.2%        124,349         112,211     10.8%

 Income Tax                                      (9,832)        (5,226)      88.1%       (17,929)        (19,021)     -5.7%
----------------------------------------------------------------------------------------------------------------------------

Net Income (Loss)                                 50,623         41,209      22.8%        106,420          93,190     14.1%

Net Income (Loss) per 1,000 shares                  0.45           0.37      22.2%           0.94            0.83     13.6%

No of shares (thousand) at the end of        113,064,539    112,496,409       0.5%    113,064,539     112,496,409      0.5%
the  period
----------------------------------------------------------------------------------------------------------------------------

             % of Net Sales

Gross Profit                                       28.5%          27.3%                     28.2%           27.5%

Total Operating Expenses                          -20.3%         -19.6%                    -20.0%          -19.7%
    Selling Expenses                              -16.4%         -15.6%                    -16.1%          -15.8%
    General and Administrative                     -3.9%          -4.0%                     -3.8%           -3.9%

EBITDA                                              8.2%           7.6%                      8.2%            7.7%

Depreciation                                       -3.1%          -2.7%                     -3.0%           -2.7%
Amortization                                       -1.4%          -1.4%                     -1.3%           -1.1%

EBIT                                                3.7%           3.5%                      3.9%            3.9%
Taxes and Charges                                  -0.7%          -0.1%                     -0.6%           -0.6%
Net Financial Income (Expense)                     -0.2%           1.0%                     -0.4%           -0.4%

Income Before Income Tax                            2.9%           2.4%                      2.9%            2.9%

Income Tax                                         -0.5%          -0.3%                     -0.4%           -0.5%

Net Income (Loss)                                   2.4%           2.2%                      2.5%            2.4%
----------------------------------------------------------------------------------------------------------------------------

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                    Page 9 of 12
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CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD*

----------------------------------------------------------------------------------------------------------------------
                        R$ thousand                            2nd Quarter/02      1st Quarter/02     2nd Quarter/01
-----------------------------------------------------------  ------------------- ------------------ ------------------
ASSETS
Current Assets                                                     3,422,175          2,880,501          2,051,123
     Cash and Banks                                                   91,661            116,536             55,745
     Short-Term Investments                                        1,318,102            922,005            351,281
     Credit Receivables                                            1,057,737          1,020,618            830,988
           Installment Sales                                         267,883            267,753            381,952
           Post-Dated Checks                                         100,352             84,874             98,696
           Credit Card                                               558,618            502,255            307,997
           Ticket and other                                          164,777            196,774             81,865
           Allowance for Doubtful Accounts                          (33,893)           (31,038)           (39,522)
     Inventories                                                     666,345            633,234            570,003
     Advances to suppliers and employees                               9,310              6,602             84,643
     Taxes recoverable                                               128,886            100,298             69,449
     Other Credits                                                   150,134             81,208             89,014
Long Term Receivables                                                467,774            442,254            229,277
     Deferred Income Tax                                             120,294            122,880             64,513
     Accounts Receivables                                            251,473            233,132            159,009
     Other Credits                                                    96,007             86,242             75,755
Permanent Assets                                                   4,515,252          3,976,739          3,733,132
    Investments                                                      262,163            122,173            108,923
     Properties and Equipment                                      3,466,518          3,034,131          2,776,457
     Deferred Charges                                                786,571            820,435            847,752
           Goodwill                                                  648,845            664,558            652,038
           Currency variation                                         13,434             17,911             31,344
           Pre-operating expenses                                    124,292            137,966            164,370
                        TOTAL ASSETS                               8,405,201          7,299,494          6,083,532
                        ------------
LIABILITIES
Current Liabilities                                                2,936,397          2,230,136          1,582,220
     Suppliers                                                       711,009            676,985            542,978
     Loans and Financing                                           1,715,048          1,255,407            747,155
           Domestic Currency                                       1,679,719          1,228,992            725,328
           Foreign Currency                                           35,329             26,415             21,827
     Payable on Purchase of Assets                                   260,969             23,521             73,005
     Debentures                                                       24,466             20,731              7,065
     Taxes                                                            62,211             43,335             14,767
     Salaries and Payroll Charges                                    111,484             95,277             94,365
     Dividends                                                             -             60,774                  -
     Interest on own capital                                               -                  -             18,149
     Others                                                           51,210             54,106             84,736
Long Term Liabilities                                              1,958,436          1,609,671          1,202,416
     Financing                                                     1,020,737            773,098            505,997
           Domestic Currency                                         973,245            728,349            442,097
           Foreign Currency                                           47,492             44,749             63,900
     Payable on Purchase of Assets                                    13,505             23,905             39,324
     Debentures                                                      122,668            121,004            128,518
     Taxes                                                            14,721              8,428              2,161
     Provision for Income Tax                                         78,950             94,015                  -
     Provision for Contingencies                                     707,855            589,221            526,416

Shareholders' Equity                                               3,510,368          3,459,687          3,298,896
     Capital                                                       2,747,364          2,252,361          2,244,136
     Capital Reserves                                                344,242            348,292            348,292
     Profit Reserves                                                 418,762            859,034            706,468
                     TOTAL LIABILITIES                             8,405,201          7,299,494          6,083,532
                     -----------------
----------------------------------------------------------------------------------------------------------------------

* CBD's Balance Sheet at June 30, 2002 already reflects the aquisition of Se Supermercados Ltda.

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


[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                   Page 10 of 12
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Sales Breakdown per Division - Consolidated
In R$ thousand - Nominal (Corporate Law)

                     ---------------------------------------------------------  ------------
1st QUARTER               2002            %           2001            %           Var,(%)
------------------------------------------------------------------------------  ------------
Pao de Acucar              692,805       32.2%       655,848          33.2%          5.6%

Extra                    1,000,951       46.6%       966,519          49.0%          3.6%

Barateiro*                 375,307       17.5%       245,333          12.4%         53.0%

Eletro                      80,620        3.7%       105,362           5.4%        -23.5%
------------------------------------------------------------------------------  ------------
CBD                      2,149,684      100.0%      1,973,062        100.0%          9.0%
------------------------------------------------------------------------------  ------------
2nd QUARTER               2002            %           2001            %           Var,(%)
------------------------------------------------------------------------------  ------------
Pao de Acucar              656,954       31.2%        647,247         33.8%          1.5%

Extra                    1,028,292       48.8%        932,552         48.8%         10.3%

Barateiro*                 341,843       16.2%        243,146         12.7%         40.6%

Eletro                      80,427        3.8%         89,449          4.7%        -10.1%
------------------------------------------------------------------------------  ------------
CBD                      2,107,516      100.0%      1,912,394        100.0%         10.2%
------------------------------------------------------------------------------  ------------
1st HALF                  2002            %           2001            %           Var,(%)
------------------------------------------------------------------------------  ------------
Pao de Acucar            1,349,759       31.7%      1,303,095         33.5%          3.6%

Extra                    2,029,243       47.7%      1,899,071         48.9%          6.9%

Barateiro*                 717,151       16.8%        488,479         12.6%         46.8%

Eletro                     161,047        3.8%        194,811          5.0%        -17.3%
------------------------------------------------------------------------------  ------------
CBD                      4,257,200      100.0%      3,885,456        100.0%          9.6%
------------------------------------------------------------------------------  ------------

* includes the ABC chain from November 2001 onwards


Data per Division on June 30, 2002

                              --------------------------------------------------------------
                                    #               #             #          Sales area
                                Checkouts       Employees      Stores           (m2)
                              --------------------------------------------------------------
Pao de Acucar                     2,228          15,055          176           220,841
Extra                             2,843          18,415           55           425,166
Barateiro                         1,595           7,809          144           174,932
Eletro                              179             806           58            39,000
--------------------------------------------------------------------------------------------
Total Stores                      6,845          42,085          433           859,939
--------------------------------------------------------------------------------------------
Headquarters                                      3,094
--------------------------------------------------------------------------------------------
Loss prevention (security)                        3,322
--------------------------------------------------------------------------------------------
Distribution Centers                              3,293
--------------------------------------------------------------------------------------------
CBD                               6,845          51,794          433           859,939
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                   Page 11 of 12
--------------------------------------------------------------------------------

Productivity Indexes*
In R$ thousand - Nominal (Corporate Law)

Sales per m2/month
                     ---------------------------------------    ---------------------------------------
                        2Q/02        2Q/01       Var (%)           1H/02        1H/01       Var (%)
------------------------------------------------------------    ---------------------------------------
Pao de Acucar           1,003           970          3.4%          1,030           965          6.7%
Extra                    802            774          3.6%           797            775          2.8%
Barateiro                669            623          7.4%           685            629          8.9%
Eletro                   687            725         -5.2%           683            793        -13.9%
------------------------------------------------------------    ---------------------------------------
CBD                      828            801          3.4%           835            805          3.7%
------------------------------------------------------------    ---------------------------------------

Sales per employee/month
                     ---------------------------------------    ---------------------------------------
                        2Q/02        2Q/01       Var (%)           1H/02        1H/01       Var (%)
------------------------------------------------------------    ---------------------------------------
Pao de Acucar          14,929        14,817          0.8%         15,465        15,016          3.0%
Extra                  18,851        17,379          8.5%         18,907        17,674          7.0%
Barateiro              15,529        15,341          1.2%         15,885        15,094          5.2%
Eletro                 23,200        20,642         12.4%         22,676        22,445          1.0%
-------------------------------------------------------------------------------------------------------
CBD                    17,043        16,271          4.7%         17,301        16,512          4.8%
-------------------------------------------------------------------------------------------------------

Average Ticket
                     ---------------------------------------    ---------------------------------------
                        2Q/02        2Q/01       Var (%)           1H/02        1H/01       Var (%)
------------------------------------------------------------    ---------------------------------------
Pao de Acucar           18,0           16,9          6.5%          18,3           17,0          7.6%
Extra                   36,4           35,1          3.7%          36,3           35,6          2.0%
Barateiro               12,2           11,5          6.1%          12,5           11,5          8.7%
Eletro                  273,6         230,4         18.8%          272,0         225,5         20.6%
-------------------------------------------------------------------------------------------------------
CBD                     23,3           22,1          5.4%          23,4           22,4          4.5%
-------------------------------------------------------------------------------------------------------

Vendas por Checkout/mes
                     ---------------------------------------    ---------------------------------------
                        2Q/02        2Q/01       Var (%)           1H/02        1H/01       Var (%)
------------------------------------------------------------    ---------------------------------------
Pao de Acucar          99,395        92,484          7.5%         101,922       91,564         11.3%
Extra                  121,105      114,198          6.0%         120,284      114,568          5.0%
Barateiro              75,406        63,435         18.9%         74,622        63,543         17.4%
Eletro                 149,770      174,808        -14.3%         148,668      193,189        -23.0%
-------------------------------------------------------------------------------------------------------
CBD                    105,851       97,997          8.0%         105,903       98,334          7.7%
-------------------------------------------------------------------------------------------------------

* Results referring to sales area space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open,


Sales Breakdown (% of net sales)

                         ----------------------------------------------------   -------------------------------
                                                2001                                         2002
-----------------------------------------------------------------------------   -------------------------------
                         1stQ/01   2ndQ/01    3rd Q/01   4th Q/01    Accum,      1stQ/01    2ndQ/01   1st Half
-----------------------------------------------------------------------------   -------------------------------
Cash                       53.7%      53.5%     53.8%     53.4%      53.6%         53.5%     52.2%     52.9%
Credit Card                28.0%      28.7%     29.2%     30.4%      29.1%         31.1%     32.9%     32.0%
Food Voucher                6.1%       6.2%      6.4%      6.4%       6.3%          6.8%      6.6%      6.7%
Credit                     12.2%      11.6%     10.6%      9.8%      11.0%          8.6%      8.3%      8.4%
    Post-Dated Checks       6.3%       6.7%      6.3%      5.6%       6.2%          5.2%      4.9%      5.0%
    Installments            5.9%       4.9%      4.3%      4.2%       4.8%          3.4%      3.4%      3.4%
-----------------------------------------------------------------------------   -------------------------------

[Grupo Pao De Acucar Logo]                              2nd Quarter 2002 Results
                                                                   Page 12 of 12
--------------------------------------------------------------------------------

CONVERTIBLE DEBENTURES


Conversion of Debentures into Preferred Shares

--------------------------------------------------------------------------------------------
                              Common Shares       Preferred Shares              Total
                                (thousand)           (thousand)               (thousand)
--------------------------------------------------------------------------------------------
12/31/2000                     62,858,755           44,513,279                107,372,034
--------------------------------------------------------------------------------------------
   2nd issue                                             2,000
03/31/2001                     62,858,755           44,515,279                107,374,034
--------------------------------------------------------------------------------------------
   2nd issue                                         4,171,492
   4th issue                                             1,179
   Capital increase               612,056              310,993
06/30/2001                     63,470,811           48,998,943                112,469,755
--------------------------------------------------------------------------------------------

09/30/2001                     63,470,811           48,998,943                112,469,755
--------------------------------------------------------------------------------------------
Capital Incresase                                      591,385*
12/31/2001                     63,470,811           49,590,328                113,061,139
--------------------------------------------------------------------------------------------

03/31/2002                     63,470,811           49,590,328                113,061,139
--------------------------------------------------------------------------------------------
Capital Increase                                         3,400*
06/30/2002                     63,470,811           49,593,728                113,064,539
--------------------------------------------------------------------------------------------

* stock option plan

-------------------------------------------------------------------------------------------
COMPANHIA BRASILEIRA DE DISTRIBUICAO                  THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                                   Doris Pompeu
Investor Relations Manager                            Phone: 55 (11) 3848 0887 ext. 208
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677       E-mail: doris.pompeu@thomsonir.com.br
                                                              -----------------------------
Email: pa.relmerc@paodeacucar.com.br
       -----------------------------
-------------------------------------------------------------------------------------------
                   Website: http://www.grupopaodeacucar.com.br

--------------------------------------------------------------------------------
The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         COMPANHIA BRASILEIRA DE DISTRIBUICAO



Date: August 6, 2002                      By: /s/ Augusto Marques da Cruz Filho
                                              ----------------------------------
                                          Name: Augusto Marques da Cruz Filho
                                          Title: Chief Financial Officer


                                          By: /s/ Aymar Giglio Junior
                                              ----------------------------------
                                          Name: Aymar Giglio Junior
                                          Title: Investor Relations Officer